Exhibit 5

May 5, 2014

Board of Directors
Texas Instruments Incorporated
12500 TI Boulevard
Dallas, Texas  75243

Re:           Texas Instruments Incorporated
Registration Statement (Form S-8)

Ladies and Gentlemen:

This opinion of counsel is given in connection with a Registration Statement (Form S-8) being filed by you with the Securities and Exchange Commission relating to 40,000,000 shares of common stock of Texas Instruments Incorporated (“TI”) to be issued under the TI Employees 2014 Stock Purchase Plan (the “Plan”).

As Senior Vice President, Secretary and General Counsel of TI, I am familiar with all corporate action taken or expected to be taken with respect to the Plan and the common stock expected to be issued thereunder.

I am pleased to advise that the 40,000,000 shares of common stock of TI have been duly authorized and, when issued and delivered in accordance with the terms of the Plan and applicable Delaware General Corporation Law, will be validly issued, fully paid and nonassessable.

The opinion expressed herein is limited to the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and I express no opinion as to the effect of the laws of any other jurisdiction.

I hereby consent to the use of this opinion as an exhibit to the above-referenced Registration Statement.

Sincerely,

/s/ JOSEPH F. HUBACH
Joseph F. Hubach